Exhibit 99.3
GOLDCORP INC.
(the “Corporation”)
2008 NI 51-102 Request Form
TO BENEFICIAL OWNERS OF SECURITIES
National Instruments 51-102 requires that the Corporation send annually to the registered holders and beneficial owners of its securities a request form to allow the securityholders to elect to receive a copy of the Corporation’s financial statements. If you wish to receive the Corporation’s financial statements or other selective securityholder communications, please complete and return this form.
Please note that this request form will be mailed each year and both registered and beneficial securityholders must return this form each year to remain on the Corporation’s distribution list.

PLEASE RETURN TO:
Goldcorp Inc.
c/o CIBC Mellon Trust Company
PO Box 721
Agincourt, Ontario M5A 4K9
The undersigned securityholder of the Corporation hereby elects to receive:

☐	(A) Annual financial statements and MD&A of the Corporation, or

☐	(B) Interim financial statements and MD&A of the Corporation, or

☐	(C) Both (A) and (B) as described above.

NAME: (Please print)

ADDRESS:

SIGNATURE:		DATE:

I certify that I am a securityholder of the Corporation